Exhibit 99.2

Exhibit 99.2 Management’s Discussion and Analysis for the Three and Nine Months Ended December 31, 2015 and 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with the (1) unaudited condensed consolidated financial statements and the related notes thereto included elsewhere in Exhibit 99.1 of this Report on Form 6-K and (2) the audited consolidated financial statements and notes thereto and management’s discussion and analysis of financial condition and results of operations for the fiscal year ended March 31, 2015 included in the final prospectus for our initial public offering, or IPO, dated as of, and filed with the Securities and Exchange Commission, or the SEC, pursuant to Rule 424(b)(4) on November 19, 2015 (File No. 333-207454). This Exhibit 99.2 on Form 6-K contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are often identified by the use of words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” or “continue,” and similar expressions or variations. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled “Risk Factors”, set forth in our other SEC filings, including our final prospectus dated as of November 19, 2015. We disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Business Overview

We are a leading provider of next generation cloud security and risk management services for corporate information and email. Our fully-integrated suite of proprietary cloud services protects customers of all sizes from the significant business and data security risks to which their email system exposes them. We protect customers from today’s rapidly changing threat landscape where email has become a powerful attack vector and data leak concern. We also mitigate the significant business disruption that email failure or downtime causes. In addition, our archiving services secure, store and manage critical corporate communications and information to address growing compliance and e-discovery requirements and enable customers to use this increasing archive of information to improve employee productivity.

We operate our business on a SaaS model with renewable annual subscriptions. Customers enter into annual and multi-year contracts to utilize various components of our services. Our subscription fee includes the use of the selected service and technical support. We believe our technology, subscription-based model, and customer support have led to our high revenue retention rate, which has helped us drive our strong revenue growth. We have historically experienced significant revenue growth from our existing customer base as they renew our services and purchase additional products. Revenue grew 23% in the nine months ended December 31, 2015 as compared to the same period in the prior year and grew 31% on a constant currency basis over those same periods. We incurred a net loss of $1.3 million in the nine months ended December 31, 2015.

We market and sell our services to organizations of all sizes across a broad range of industries. As of December 31, 2015, we provide our services to approximately 16,200 customers and protected millions of their employees across the world. We generate sales through our network of channel partners as well as through our direct sales force. Our growth and future success depends on our ability to expand our customer base and to sell additional services to our existing customers. The total number of our customers increased by approximately 3,300 from December 31, 2014 to December 31, 2015.

In the nine months ended December 31, 2015, we generated 58% of our revenue outside of the United States, with 40% generated from the United Kingdom, 16% from South Africa and 2% from the rest of the world. Our most significant growth market is the United States. We also believe that there is significant opportunity in our other existing markets. We intend to make significant investments in sales and marketing to continue expanding our customer base in our target markets.

We were founded in 2003 with a mission to make email safer and better, and to transform the way organizations protect, store and access their email and corporate information. Our first service, Mimecast Email Security, which we launched in late 2003 was quickly followed by Mimecast Email Continuity. In 2004, we added Mimecast Enterprise Information Archiving. These three services generate a large proportion of our revenue today. In 2006, we started the development of our proprietary cloud architecture, which we refer to as Mime | OS™. We believed early on that investing in the development of our own cloud operating system was a strategic requirement that would enable us to integrate and scale our services. Mimecast Large File Send was released in 2013 and was followed by Mimecast Targeted Threat Protection in 2014, our advanced persistent threat protection service. In 2014, we also released comprehensive risk mitigation technologies specifically for Office 365, and in 2015, we released Mimecast Secure Messaging.

In November 2015, we completed our initial public offering, or IPO, in which we issued and sold 7,750,000 ordinary shares at a public offering price of $10.00 per share. We received net proceeds of $68.3 million after deducting underwriting discounts and commissions of $5.4 million and other offering expenses of $3.8 million.

Service Disruption

On September 21, 2015, we experienced a service disruption that resulted in service downtime for many of our U.S. customers for several hours. As a result of the service disruption, we voluntarily provided service credits to affected customers in the nine months ended December 31, 2015, totaling approximately $0.4 million, all of which were paid as of December 31, 2015.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon a number of key factors, including the following:

Acquisition of New Customers. We employ a sales strategy that focuses on acquiring new customers through our direct sales force and network of channel partners, and selling additional products to existing customers. Acquiring new customers is a key element of our continued success, growth opportunity and future revenue. We have invested in and intend to continue to invest in our direct sales force and channel partners. From December 31, 2014 to December 31, 2015, our customer base increased by approximately 3,300 organizations.

Further Penetration of Existing Customers. Our direct sales force, together with our channel partners and dedicated customer experience team seek to generate additional revenue from our existing customers by adding more employees and selling additional services. We believe a significant opportunity exists for us to sell additional services to current customers as they experience the benefits of our services and we address additional business use cases.

Investment in Growth. We are expanding our operations, increasing our headcount and developing software to both enhance our current offerings and build new features. We expect our total operating expenses to increase, particularly as we continue to expand our sales operations, marketing activities and research and development team. We intend to continue to invest in our sales, marketing and customer experience organizations to drive additional revenue and support the growth of our customer base. Investments we make in our sales and marketing and research and development organizations will occur in advance of experiencing any benefits from such investments. In the year ending March 31, 2016, we plan to continue increasing the size of our direct sales force and to invest in the development of additional marketing content. We also expect to significantly increase the size of our research and development team.

Currency Fluctuations. We conduct business in the United States, the United Kingdom and other countries in Europe, South Africa and other countries in Africa, and also Australia. As a result, we are exposed to risks associated with fluctuations in currency exchange rates, particularly between the U.S. dollar, the British pound and the South African rand. In the nine months ended December 31, 2015, 43% of our revenue was denominated in U.S. dollars, 38% in British pounds, 16% in South African rand, and 3% in other currencies. Given that our functional currency and that of our subsidiaries is the local currency of each entity but our reporting currency is the U.S. dollar, devaluations of the British pound, South African rand and other currencies relative to the U.S. dollar impacts our profitability.

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other key performance indicators to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
	(dollars in thousands)
Gross profit percentage	68%	71%	68%	71%
Revenue constant currency growth rate(1)	32%	32%	34%	31%
Revenue retention rate	106%	109%	106%	109%
Total customers(2)	12,900	16,200	12,900	16,200
Adjusted EBITDA(1)	$5,888	$4,547	$9,248	$15,346

(1)	Adjusted EBITDA and revenue constant currency growth rate are non-GAAP measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rate to the nearest comparable GAAP measures, see “—Reconciliation of Non-GAAP Financial Measures” below.
(2)	Reflects the customer count on the last day of the period. Rounded up to the nearest hundred customers.

Gross Profit Percentage. Gross profit percentage is calculated as gross profit divided by revenue. Our gross profit percentage has remained relatively constant over the past three years. We provide our services in each of the regions in which we operate. Costs related to supporting and hosting our product offerings and delivering our services are incurred in the region in which the related revenue is recognized. As a result, our gross profit percentage in actual terms is the same as it would be on a constant currency basis.

Revenue Constant Currency Growth Rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal year. For further explanation of the uses and limitations of this measure and a reconciliation of our revenue constant currency growth rate to revenue, as reported, the most directly comparable GAAP measure, please see “—Reconciliation of Non-GAAP Financial Measures” below. As our total revenue grew over the past three years, our revenue constant currency growth rate has declined slightly over the same period, as the incremental growth from period to period represented a smaller percentage of total revenue as compared to the prior period.

Revenue Retention Rate. We believe that our ability to retain customers is an indicator of the stability of our revenue base and the long-term value of our customer relationships. Our revenue retention rate is driven by our customer renewals and upsells. We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period. Our revenue retention rate has remained relatively constant over the past three years.

Total Customers. We believe the total number of customers is a key indicator of our financial success and future revenue potential. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly. We expect to continue to grow our customer base through the addition of new customers in each of our markets.

Adjusted EBITDA. We believe that Adjusted EBITDA is a key indicator of our operating results. We define Adjusted EBITDA as net income (loss), adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, the provision for income taxes and foreign currency exchange (expense) income. For further explanation of the uses and limitations of this measure and a reconciliation of our Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss), please see “—Reconciliation of Non-GAAP Financial Measures” below. We expect that our Adjusted EBITDA will decrease in the near term as we focus on growing our research and development capabilities as well as expand our sales and marketing teams.

Reconciliation of Non-GAAP Financial Measures

Revenue constant currency growth rate

In order to determine how our business performed exclusive of the effect of foreign currency fluctuations, we compare the percentage change in our revenue from one period to another using a constant currency. To determine the revenue constant currency growth rate for the fiscal years below, revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior period’s foreign currency exchange rates. For example, the average rates in effect for the nine months ended December 31, 2014 were used to convert revenue for the nine months ended December 31, 2015 and the revenue for the comparable prior period ended December 31, 2014, rather than the actual exchange rates in effect during the respective period. Revenue constant currency growth rate is a non-GAAP financial measure. A reconciliation of this non-GAAP measure to its most directly comparable U.S. GAAP measures for the respective periods can be found in the table below.

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$29,824	$37,130	$85,370	$104,965
Revenue year-over-year growth rate, as reported	28%	24%	34%	23%
Estimated impact of foreign currency fluctuations	4%	8%	—%	8%
Revenue constant currency growth rate	32%	32%	34%	31%

The impact of foreign exchange rates is highly variable and difficult to predict. We use revenue constant currency growth rate to show the impact from foreign exchange rates on the current period revenue growth rate compared to the prior period revenue growth rate using the prior period’s foreign exchange rates. In order to properly understand the underlying business trends and performance of our ongoing operations, we believe that investors may find it useful to consider the impact of excluding changes in foreign exchange rates from our revenue growth rate.

We believe that presenting this non-GAAP financial measure in this report provides investors greater transparency to the information used by our management for financial and operational decision-making and allows investors to see our results “through the eyes” of management. We also believe that providing this information better enables our investors to understand our operating performance and evaluate the methodology used by management to evaluate and measure such performance.

However, this non-GAAP measure should not be considered in isolation or as a substitute for our financial results prepared in accordance with U.S. GAAP. For example, revenue constant currency growth rates, by their nature, exclude the impact of foreign exchange, which may have a material impact on U.S. GAAP revenue. Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and therefore other companies may calculate similarly titled non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss), adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, the provision for income taxes and foreign currency exchange (expense) income.

We believe that Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use a similar non-GAAP financial measure to supplement their GAAP results.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We do not place undue reliance on Adjusted EBITDA as a measure of operating performance. This non-GAAP measure should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using a non-GAAP financial measure, including that other companies may calculate this measure differently than we do, that it does not reflect our capital expenditures or future requirements for capital expenditures and that it does not reflect changes in, or cash requirements for, our working capital.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$4,064	$(1,199)	$(3,368)	$(1,280)
Depreciation and amortization	2,811	2,735	8,400	7,942
Interest expense, net	193	214	471	530
Provision for income taxes	38	51	114	329
Restructuring	(60)	—	1,203	—
Share-based compensation expense	518	3,950	4,744	5,929
Foreign exchange expense (income)	(1,676)	(1,204)	(2,316)	1,896

Adjusted EBITDA	$5,888	$4,547	$9,248	$15,346

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our Condensed Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that can have significant impact on the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On a regular basis we evaluate our estimates, assumptions and judgments and make changes accordingly.

We believe that the estimates, assumptions and judgments involved in revenue recognition, deferred revenue, stock-based compensation and accounting for income taxes have the greatest potential impact on our Consolidated Financial Statements, and consider these to be our critical accounting policies. Historically, our estimates, assumptions and judgments relative to our critical accounting policies have not differed materially from actual results. For further information on our critical and other significant accounting policies, see the notes to the condensed consolidated financial statements appearing elsewhere in this Form 6-K and our Prospectus filed pursuant to Rule 424(b) under the Securities Act with the SEC on November 19, 2015. There have been no material changes to our significant accounting policies since the year ended March 31, 2015.

Recent Accounting Pronouncements

See Note 18 to the unaudited condensed consolidated financial statements in Exhibit 99.1 in this Form 6-K.

Components of Consolidated Statements of Operations

Revenue

We generate substantially all of our revenue from subscription fees paid by customers accessing our cloud services and by customers purchasing additional support beyond the standard support that is included in our basic subscription fees. A small portion of our revenue consists of related professional services and other revenue, which consists primarily of set-up, ingestion fees and training fees.

We generally license our services on a price per employee basis under annual contracts. Some services, such as ingestion services, are invoiced upfront and recognized on a straight-line basis over the longer of the contract term or the average customer life.

We serve thousands of customers in multiple industries, and our revenue is not concentrated with any single customer or industry. For the three and nine months ended December 31, 2014 and 2015, no single customer accounted for more than 1% of our revenue, and our largest ten customers accounted for less than 10% of our revenue in aggregate.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

We have continued to expand our customer base, and have recently signed on more customers with monthly, instead of annual, billing terms. The proportion of aggregate contract value reflected on our balance sheet as deferred revenue may decrease if this trend continues.

We recognize revenue ratably on a straight-line basis over the subscription term, which is typically one year in duration, provided that an enforceable contract has been signed by both parties, we have given the customer access to our SaaS solutions, collection of the fee is probable, and the fee is fixed or determinable. Our subscription service arrangements do not contain refund-type provisions.

Our professional services contracts are on a time and material basis. When these services are not combined with subscription revenues as a single unit of accounting, these revenues are recognized as the services are rendered.

Cost of Revenue

Cost of revenue primarily consists of expenses related to supporting and hosting our product offerings and delivering our professional services. These costs include salaries, benefits, bonuses and share-based compensation expense related to the management of our data centers, our customer support team and our professional services team. In addition to these expenses, we incur third-party service provider costs such as data center and networking expenses, allocated overhead costs and depreciation expense. We allocate overhead costs, such as rent and facility costs, information technology costs and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of revenue and each operating expense category.

We currently expect our cost of revenue to increase in absolute dollars due to expenditures related to expansion and support of our data center operations and customer support teams. We also expect that cost of revenue as a percentage of revenue will decrease over time as we are able to achieve economies of scale in our business, although it may fluctuate from period to period depending on the timing of significant expenditures. To the extent that our customer base grows, we intend to continue to invest additional resources in expanding the delivery capability of our products and other services. The timing of these additional expenses could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue in any particular quarterly or annual period.

Research and Development Expenses

Research and development expenses consist primarily of personnel and related costs, including salaries, benefits, bonuses, share-based compensation, costs of server usage by our developers and allocated overhead costs. We expense all research and development costs as they are incurred. We have focused our efforts on developing new versions of our SaaS technology with expanded features. Our technology is constantly being refined and, as such, we do not capitalize development costs. We believe that continued investment in our technology is important for our future growth. As a result, we expect research and development expenses to increase in absolute dollars as we invest in further developing our Mime | OS platform, improving our existing services and creating new features that will increase the functionality of our new and existing products. Research and development expenses as a percentage of total revenue may fluctuate on a quarterly basis but we expect them to increase in the near-term as a result of the substantial planned investments noted above.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel and related costs, including salaries, benefits, bonuses, commissions and share-based compensation. Other costs included are those relating to marketing and promotional events, online marketing, product marketing and allocated overhead costs. We expense all costs as they are incurred, including sales commissions. We expect that our sales and marketing expenses will increase substantially in the year ending March 31, 2016 as we expand our sales and marketing efforts globally, and particularly in the United States. New sales personnel require training and may take several months or more to achieve productivity; as such, the costs we incur in connection with the hiring of new sales personnel in a given period are not typically offset by increased revenue in that period and may not result in new revenue if these sales personnel fail to become productive. We expect to increase our investment in sales and marketing as we add new services, which will increase these expenses in absolute dollars. Over the long term, we believe that sales and marketing expenses as a percentage of revenue will decrease, but will vary depending upon the mix of revenue from new and existing customers, as well as changes in the productivity of our sales and marketing programs.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related expenses for executive, legal, finance, information technology and human resources functions, including salaries, benefits, incentive compensation and share-based compensation, in addition to the costs associated with professional fees, insurance premiums, other corporate expenses and allocated overhead costs. In future periods, we expect general and administrative expenses to increase in absolute dollars as we continue to incur additional personnel and professional services costs in order to meet the compliance requirements of operating as a public company, including those costs incurred in connection with Section 404 of the Sarbanes-Oxley Act. Over the long term, we believe that general and administrative expenses as a percentage of revenue will decrease.

Restructuring

Restructuring expense consists of severance charges, outplacement costs, and other separation benefits.

Other Income (Expense)

Other income (expense) is comprised of the following items:

Interest income

Interest income includes interest income earned on our cash and cash equivalents balance. We expect interest income to vary each reporting period depending on our average cash and cash equivalents balance during the period and market interest rates.

Interest expense

Interest expense consists primarily of interest expense associated with our credit facility and our outstanding debt.

Foreign exchange (expense) income

Foreign exchange (expense) income consists primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change.

Provision for Income Taxes

We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. We account for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. To date, we have incurred cumulative net losses and maintain a full valuation allowance on our net deferred tax assets. Therefore, we have not recorded any domestic (U.K.) tax provisions and our effective tax rate differs from statutory rates. Our tax expense for the fiscal year ended March 31, 2015 and prior years primarily relates to our U.S. domiciled entity, including state tax provisions. Our tax expense for the nine months ended December 31, 2015 was primarily attributed to estimated taxes related to our foreign subsidiaries, primarily our South Africa jurisdiction.

Comparison of Period-to-Period Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
	(in thousands)
Revenue	$29,824	$37,130	$85,370	$104,965
Cost of revenue	9,584	10,651	27,646	30,720

Gross profit	20,240	26,479	57,724	74,245

Operating expenses
Research and development	3,407	5,464	11,317	12,927
Sales and marketing	11,642	17,607	38,143	45,584
General and administrative	2,632	5,546	12,160	14,259
Restructuring	(60)	—	1,203	—

Total operating expenses	17,621	28,617	62,823	72,770

Income (loss) from operations	2,619	(2,138)	(5,099)	1,475
Other income (expense)
Interest income	14	13	47	42
Interest expense	(207)	(227)	(518)	(572)
Foreign exchange income (expense)	1,676	1,204	2,316	(1,896)

Total other income (expense), net	1,483	990	1,845	(2,426)

Income (loss) before income taxes	4,102	(1,148)	(3,254)	(951)
Provision for income taxes	38	51	114	329

Net income (loss)	$4,064	$(1,199)	$(3,368)	$(1,280)

The following table sets forth our consolidated statements of operations data as a percentage of revenue for each of the periods indicated:

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Revenue	100%	100%	100%	100%
Cost of revenue	32	29	32	29

Gross profit	68	71	68	71

Operating expenses
Research and development	11	15	13	12
Sales and marketing	39	47	45	43
General and administrative	9	15	14	14
Restructuring	—	—	1	—

Total operating expenses	59	77	73	69

Income (loss) from operations	9	(6)	(5)	2
Other income (expense)
Interest income	—	—	—	—
Interest expense	(1)	(1)	(1)	(1)
Foreign exchange income (expense)	6	3	3	(2)

Total other income (expense), net	5	2	2	(3)

Income (loss) before income taxes	14	(4)	(3)	(1)
Provision for income taxes	—	—	—	—

Net income (loss)	14%	(4)%	(3)%	(1)%

We have operations in jurisdictions other than the United States and generate revenue and incur expenditures in currencies other than the U.S. Dollar. The following information shows the effect on certain components of our consolidated statements of operations data for each of the periods indicated below based on a 10% unfavorable movement in foreign currency exchange rates:

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
	(in millions)
Cost of revenue	$0.6	$0.7	$1.8	$1.9
Research and development	0.3	0.5	1.0	1.2
Sales and marketing	0.6	0.9	2.3	2.2
General and administrative	0.1	0.2	0.7	0.6

Comparison of the Three Months Ended December 31, 2014 and 2015

Revenue

	Three months ended December 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Revenue	$29,824	$37,130	$7,306	24%

Revenue increased $7.3 million in the three months ended December 31, 2015 compared to the three months ended December 31, 2014. The increase in revenue was primarily attributable to the addition of approximately 3,300 new customers since December 31, 2014 and to a lesser extent additional revenue from existing customers. Our revenue for the three months ended December 31, 2015, was negatively impacted by approximately $2.2 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate.

Cost of Revenue

	Three months ended December 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Cost of revenue	$9,584	$10,651	$1,067	11%

Cost of revenue increased by $1.1 million in the three months ended December 31, 2015 compared to the three months ended December 31, 2014, which was primarily attributable to increases in data center costs of $0.4 million, personnel-related costs of $0.3 million, share-based compensation expense of $0.3 million and information technology and facilities costs of $0.2 million. Total cost of revenue for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014 was positively impacted by approximately $0.6 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Data center costs increased as a result of the increase in our customer base, personnel-related cost increased primarily as a result of salaries and benefits associated with increased headcount, and share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO.

As a result of changes in foreign exchange rates, gross profit decreased in absolute dollars by approximately $1.6 million for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014. Excluding the impact of changes in foreign currency exchange rates, gross profit as a percentage of revenue remained consistent as costs related to supporting and hosting our product offerings and delivering our services are incurred in the region in which the related revenue is recognized.

Operating Expenses

	Three months ended December 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Operating expenses:
Research and development	$3,407	$5,464	$2,057	60%
Sales and marketing	11,642	17,607	5,965	51%
General and administrative	2,632	5,546	2,914	111%
Restructuring	(60)	—	60	nm

Total operating expenses	$17,621	$28,617	$10,996	62%

nm – not meaningful

Research and development expenses

Research and development expenses increased by $2.1 million in the three months ended December 31, 2015 compared to the three months ended December 31, 2014, which was primarily attributable to increases in share-based compensation expense of $1.2 million, personnel-related costs of $0.5 million, and information technology and facilities costs of $0.2 million. Total research and development expenses for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014 were positively impacted by approximately $0.2 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO, as well as share option modification charges. Personnel-related cost increased primarily as a result of salaries and benefits associated with increased headcount.

Sales and marketing expenses

Sales and marketing expenses increased by $6.0 million in the three months ended December 31, 2015 compared to the three months ended December 31, 2014, which was primarily attributable to increased marketing costs of $1.9 million, personnel-related costs of $1.8 million, share-based compensation expense of $1.3 million, information technology and facilities costs of $0.5 million, and professional services of $0.2 million. Total sales and marketing expenses for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014 were positively impacted by approximately $0.7 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Marketing costs increased primarily as a result of increased lead generation, online marketing, and brand development costs, personnel-related costs increased primarily as a result of salaries and benefits associated with increased headcount, share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO, and professional services increased primarily due to an increase in recruiting costs.

General and administrative expenses

General and administrative expenses increased by $2.9 million in the three months ended December 31, 2015 compared to the three months ended December 31, 2014 which was primarily attributable to increases in personnel-related costs of $1.2 million, share-based compensation expense of $0.6 million, professional services costs of $0.5 million, information technology and facilities costs of $0.2 million, and travel costs of $0.2 million. Total general and administrative expenses for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014 were positively impacted by approximately $0.2 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Personnel-related costs increased primarily as a result of salaries and benefits associated with increased headcount and compensation, including bonuses, share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO, and professional service costs increased primarily due to legal, accounting and consulting services in connection with the IPO and operating as a public company.

Restructuring expenses

We recorded a revision to restructuring expenses of $0.1 million in the three months ended December 31, 2014 in connection with the termination of employees in the United States and the United Kingdom. Restructuring expenses consisted of employee severance charges, outplacement costs, and other separation benefits. We did not incur restructuring expenses in the three months ended December 31, 2015.

Other Income (Expense)

	Three months ended December 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Other income (expense):
Interest income	$14	$13	$(1)	(7)%
Interest expense	(207)	(227)	(20)	10%
Foreign exchange income (expense)	1,676	1,204	(472)	28%

Total other income (expense)	$1,483	$990	$(493)	nm

nm – not meaningful

Other income (expense)

Other income (expense) decreased by $0.5 million in the three months ended December 31, 2015 compared to the three months ended December 31, 2014. Foreign exchange income (expense) is primarily attributable to the re-measurement of short-term intercompany asset and liability balances denominated in currencies other than the functional currency of our operating units.

Provision for Income Taxes

	Three months ended December 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Provision for income taxes	$38	$51	$13	34%

Provision for income taxes

Provision for income taxes increased slightly in the three months ended December 31, 2015 compared to the three months ended December 31, 2014, which was attributable primarily to taxes related to our foreign subsidiaries, primarily our South African jurisdiction.

Comparison of the Nine Months Ended December 31, 2014 and 2015

Revenue

	Nine months ended December 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Revenue	$85,370	$104,965	$19,595	23%

Revenue increased by $20.0 million in the nine months ended December 31, 2015 compared to the nine months ended December 31, 2014, which was primarily attributable to increases from new customers as well as increases in revenue from existing customers. The increase in revenue was primarily attributable to the addition of approximately 3,300 new customers since December 31, 2014 and to a lesser extent additional revenue from existing customers. Our revenue for the nine months ended December 31, 2015, was negatively impacted by approximately $6.9 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate.

Cost of Revenue

	Nine months ended December 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Cost of revenue	$27,646	$30,720	$3,074	11%

Cost of revenue increased by $3.1 million in the nine months ended December 31, 2015 compared to the nine months ended December 31, 2014, which was primarily attributable to increased data center costs of $1.2 million, increased professional services costs of $0.7 million, increased personnel-related costs of $0.8 million, increased information technology and facilities costs of $0.6 million and increased share-based compensation expense of $0.3 million partially offset by a decrease in depreciation of $0.5 million. Total cost of revenue for the nine months ended December 31, 2015 as compared to the nine months ended December 31, 2014 was positively impacted by approximately $1.9 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Data center costs increased as a result of the increase in our customer base, professional services costs increased primarily as a result of an increase in vendor fulfillment costs, personnel-related cost increased primarily as a result of salaries and benefits associated with increased headcount, and share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO. Depreciation decreased primarily as a result of the impact of foreign exchange rates.

As a result of changes in foreign exchange rates, gross profit decreased in absolute dollars by approximately $5.0 million for the nine months ended December 31, 2015 as compared to the nine months ended December 31, 2014. Excluding the impact of changes in foreign currency exchange rates, gross profit as a percentage of revenue remained consistent as costs related to supporting and hosting our product offerings and delivering our services are incurred in the region in which the related revenue is recognized.

Operating Expenses

	Nine months ended December 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Operating expenses:
Research and development	$11,317	$12,927	$1,610	14%
Sales and marketing	38,143	45,584	7,441	20
General and administrative	12,160	14,259	2,099	17
Restructuring	1,203	—	(1,203)	nm

Total operating expenses	$62,823	$72,770	$9,947	16%

nm — not meaningful

Research and development expenses

Research and development expenses increased by $1.6 million in the nine months ended December 31, 2015 compared to the nine months ended December 31, 2014, which was primarily attributable to increased share-based compensation expense of $1.1 million, increased professional services costs of $0.3 million, and increased information and technology and facility costs of $0.3 million. Total research and development expenses for the nine months ended December 31, 2015 as compared to the nine months ended December 31, 2014 were positively impacted by approximately $0.9 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO, as well as an increase in share option modification charges. Professional services costs increased primarily as a result of the use of research and development contractors.

Sales and marketing expenses

Sales and marketing expenses increased by $7.4 million in the nine months ended December 31, 2015 compared to the nine months ended December 31, 2014, which was primarily attributable to increased marketing costs of $4.1 million, personnel-related costs of $1.3 million, information technology and facilities costs of $0.9 million, share-based compensation expense of $0.8 million, and professional services of $0.4 million. Total sales and marketing expenses for the nine months ended December 31, 2015 as compared to the nine months ended December 31, 2014 were positively impacted by approximately $2.3 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Marketing costs increased primarily as a result of increased lead generation, online marketing, and brand development costs, personnel-related costs increased primarily as a result of commissions, salaries and benefits associated with increased headcount, share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO, partially offset by a decrease in share option modification charges. Professional services increased primarily due to an increase in recruiting costs.

General and administrative expenses

General and administrative expenses increased by $2.1 million in the nine months ended December 31, 2015 compared to the nine months ended December 31, 2014, which was primarily attributable to increases in personnel-related costs of $1.3 million, professional services costs of $1.1 million, information technology and facilities costs of $0.3 million, and travel costs of $0.3 million. These increases were partially offset by a decrease in share-based compensation expense of $1.0 million. Total general and administrative expenses for the nine months ended December 31, 2015 as compared to the nine months ended December 31, 2014 were positively impacted by approximately $0.6 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Personnel-related costs increased primarily as a result of salaries and benefits associated with increased headcount and compensation, including bonuses, and professional service costs increased primarily due to legal, accounting and consulting services in connection with the IPO and operating as a public company. Share-based compensation expense decreased primarily due to a decrease in share option modification charges partially offset by increases primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO.

Restructuring expenses

We recorded restructuring expenses of $1.2 million in the nine months ended December 31, 2014 in connection with the termination of employees in the United States and United Kingdom. Restructuring expenses consisted of employee severance charges, outplacement costs, and other separation benefits. We did not incur restructuring expenses in the nine months ended December 31, 2015.

Other Income (Expense)

	Nine months ended December 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Other income (expense)
Interest income	$47	$42	$(5)	(11)%
Interest expense	(518)	(572)	(54)	10
Foreign exchange income (expense)	2,316	(1,896)	(4,212)	182

Total other income (expense)	$1,845	$(2,426)	$(4,271)	nm

nm — not meaningful

Other income (expense)

Other income (expense) decreased by $4.3 million in the nine months ended December 31, 2015 compared to the nine months ended December 31, 2014. Foreign exchange income (expense) is primarily attributable to the re-measurement of short-term intercompany asset and liability balances denominated in currencies other than the functional currency of our operating units.

Provision for Income Taxes

	Nine months ended December 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Provision for income taxes	$114	$329	$215	189%

Provision for income taxes

Provision for income taxes increased by $0.2 million in in the nine months ended December 31, 2015 compared to the nine months ended December 31, 2014, which was attributable primarily to taxes related to our foreign subsidiaries, primarily our South African jurisdiction.

Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents, accounts receivable and our credit facility. The following table shows net cash provided by operating activities, net cash used in investing activities, and net cash provided by financing activities for the nine months ended December 31, 2014 and 2015:

	Nine months ended December 31,
	2014	2015
	(in thousands)
Net cash provided by operating activities	$12,603	$19,244
Net cash used in investing activities	(11,369)	(10,775)
Net cash provided by financing activities	6,476	65,026

To date, we have financed our operations primarily through private placements of equity and borrowings from our primary bank lender. Additionally, in November 2015, we raised net proceeds of $68.3 million in our IPO, after deducting underwriting discounts and commissions and offering expenses payable by us. In the year ended March 31, 2015, operating losses were reduced and we generated significant operating cash flows. While we expect to generate an operating loss in the year ending March 31, 2016, we expect to continue to generate cash flows from operating activities. However, we may require additional capital resources to continue to grow our business. In the year ending March 31, 2016, we plan to continue to invest in the development and expansion of our Mime | OS platform to improve on our existing solutions in order to provide more capabilities to our customers. Investments in capital expenditures in the year ended March 31, 2015 were $12.6 million. We expect this level of investment to be maintained in the year ending March 31, 2016.

As of March 31, 2015 and December 31, 2015, we had cash and cash equivalents of $32.9 million and $106.0 million, respectively. Based on our current operating plan, we believe that our current cash and cash equivalents, cash to be received from existing and new customers, and availability under our credit facility will be sufficient to fund our operations for at least the next twelve months. Our future capital requirements may vary materially from those planned and will depend on certain factors, such as, our growth and our operating results. If we require additional capital resources to grow our business or to acquire complementary technologies and businesses in the future, we may seek to sell additional equity or raise funds through debt financing or other sources. We may also seek to invest in or acquire complementary businesses, applications or technologies, any of which could also require us to seek additional equity or debt financing. We cannot provide assurance that additional financing will be available at all or on terms favorable to us. We had no material commitments for capital expenditures as of March 31, 2015 or December 31, 2015.

Borrowings and Credit Facility

Since January 2012, we have entered into various term loan borrowings with Silicon Valley Bank. The term loans have fixed interest rates of 4.5% and principal repayment periods of 36 equal monthly installments with various maturities through January 2018. As of March 31, 2015, the aggregate principal balance of the term loans was $12.4 million, of which $5.3 million is payable in the year ending March 31, 2016. As of December 31, 2015, the aggregate principal balance of the term loans was $8.5 million, of which $5.3 million is payable through December 31, 2016. As of March 31, 2015 and December 31, 2015, there were no amounts available for future borrowings under the term loans.

In January 2013, we entered into a loan and security agreement with Silicon Valley Bank providing for a revolving credit facility. In July 2014, we amended and restated that agreement to increase the borrowing capacity under the facility from £7.5 million to £10.0 million (or, in each case, the equivalent amount in either U.S. dollars or Euros). This facility has £5.0 million in immediately available credit and another £5.0 million upon completion of an additional equity financing, which occurred upon completion of our IPO. The credit facility bears interest at the greater of (i) the Bank of England base rate plus 3.5% or (ii) 4.0% and has a term of 24 months. As of March 31, 2015 and December 31, 2015, the effective rate on the line of credit was 4.0%. The line of credit is collateralized by substantially all of our assets, and we are required to meet certain financial covenants, including recurring revenue and adjusted quick ratio covenants. The agreement also contains the following negative covenants:

•	a commitment not to pay dividends or make distributions or payments or to redeem, retire or repurchase our share capital; and

•	negative pledges by us and our subsidiaries, including with respect to:

•	limitations on dissolution, any subordinated debt arrangement, mergers, acquisitions, investments, dispositions and transactions with affiliates not in the ordinary course of business;

•	limitations on assigning, mortgaging, pledging, granting a security interest or encumbering any of our property (other than permitted liens identified in the agreement); and

•	restrictions on changes in business, management, ownership, business locations or organizational structure.

Failure to meet these financial and other covenants would enable the bank to demand immediate repayment of all outstanding balances under the facility. We were in compliance with the terms of the credit facility as of March 31, 2015 and December 31, 2015. On November 13, 2015, we amended the loan and security agreement to reflect the change in reporting entity, to make available the additional £5.0 million in available credit under the facility that became accessible upon the completion of the IPO, and to adjust certain financial covenants, including recurring revenue and adjusted quick ratio covenants. As of March 31, 2015 and December 31, 2015, there was no balance outstanding under the line of credit. As of December 31, 2015, £10.0 million was available for future borrowing under the line of credit.

Operating Activities

For the nine months ended December 31, 2015, cash provided by operating activities was $19.2 million. The primary factors affecting our operating cash flows during the period were our net loss of $1.3 million, adjusted for non-cash charges of $7.9 million for depreciation and amortization of our property and equipment, $5.9 million of share-based compensation, and $1.6 million in net foreign currency losses. The primary drivers of the changes in operating assets and liabilities were a $10.0 million increase in deferred revenue and a $1.2 million increase in accrued expenses and other liabilities, partially offset by a $5.5 million increase in accounts receivable, a $0.3 million increase in prepaid expenses and other current assets and a $0.3 million decrease in accounts payable.

For the nine months ended December 31, 2014, cash provided by operating activities was $12.6 million. The primary factors affecting our operating cash flows during the period were our net loss of $3.4 million, adjusted for non-cash charges of $8.4 million for depreciation and amortization of our property and equipment, $4.7 million of share-based compensation, and $2.3 million in net foreign currency gains. The primary drivers of the changes in operating assets and liabilities were a $5.3 million increase in deferred revenue, a $0.7 million decrease in prepaid expenses and other current assets, partially offset by a $0.9 million increase in accounts receivable, and a $0.2 million increase in other assets.

Investing Activities

Cash used in investing activities of $11.4 million and $10.8 million for the nine months ended December 31, 2014 and 2015, respectively, were due to capital expenditures. Our capital expenditures were associated primarily with computer equipment purchased in support of our expanding infrastructure.

Financing Activities

Cash provided by financing activities of $65.0 million for the nine months ended December 31, 2015 was due primarily to $68.4 million in proceeds from the initial public offering, net of issuance costs, $0.6 million of proceeds from exercises of share options and $0.1 million in excess tax benefits related to exercises of share options, partially offset by payments on debt of $4.1 million.

Cash provided by financing activities of $6.5 million for the nine months ended December 31, 2014 was due primarily to $8.3 million in proceeds from the issuance of debt, net of issuance costs and $0.5 million in proceeds from exercises of share options, partially offset by $2.3 million of payments on debt.

U.S. Net Operating Loss Carryforwards

As of March 31, 2015, we had net operating loss carryforwards for U.S. federal income tax purposes of $30.4 million. As of March 31, 2015, we had net operating loss carryforwards for state income tax purposes of approximately $27.4 million. These net operating loss carryforwards expire at various dates through 2035. In addition, as of March 31, 2015, we had net operating loss carryforwards in the U.K. and our other non-U.S. locations of approximately $9.5 million and $6.2 million, respectively. The non-U.S. operating loss carryforwards are unlimited in duration.

In assessing our ability to realize our net deferred tax assets, we considered various factors including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations, to determine whether it is more likely than not that some portion or all of our net deferred tax assets will not be realized. Based upon these factors, we have determined that the uncertainty regarding the realization of these assets is sufficient to warrant the need for a full valuation allowance against our net deferred tax assets.

Off-Balance Sheet Arrangements

Up to and including the 2015 fiscal year and the nine months ended December 31, 2015, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As a result, we are not exposed to related financing, liquidity, market or credit risks that could arise if we had engaged in those types of arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency rates, although we also have some exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound and South African rand. Percentage of revenues and expenses in foreign currency is as follows:

	Year Ended March 31, 2015	Nine months ended December 31, 2015
Revenues generated in locations outside the United States	62%	58%
Revenues in currencies other than the U.S. dollar	61%	57%
Expenses in currencies other than the U.S. dollar	62%	57%

Percentage of revenues and expenses denominated in foreign currency for the years ended March 31, 2015 and the nine months ended December 31, 2015 is as follows:

	Year Ended March 31, 2015
	Revenues	Expenses
British pound	40%	50%
South African rand	19	10
Other currencies	2	2

Total	61%	62%

	Nine months ended December 31, 2015
	Revenues	Expenses
British pound	38%	46%
South African rand	16%	7%
Other currencies	3%	4%

Total	57%	57%

As of March 31, 2015 and December 31, 2015, we had $16.5 million and $18.5 million, respectively, of receivables denominated in currencies other than the U.S. dollar. We also maintain cash accounts denominated in currencies other than the local currency, which exposes us to foreign exchange rate movements. As of March 31, 2015 and December 31, 2015, we had $17.1 million and $18.9 million, respectively, of cash denominated in currencies other than the U.S. dollar. As of March 31, 2015, cash denominated in British pounds and South African rand was $13.7 million and $2.4 million, respectively. As of December 31, 2015, cash denominated in British pounds and South African rand was $14.2 million and $3.4 million, respectively.

In addition, although our intercompany accounts that are eliminated upon consolidation, these accounts expose us to foreign currency exchange rate fluctuations. Exchange rate fluctuations on short-term intercompany accounts are recorded in our consolidated statements of operations under “foreign exchange (expense) income.”

Currently, our largest foreign currency exposures are the British pound and South African rand. Relative to foreign currency exposures existing at December 31, 2015, significant movements in foreign currency exchange rates would expose us to significant losses in earnings or cash flows or significantly diminish the fair value of our foreign currency financial instruments. For the year ended March 31, 2015, we estimate that a 10% unfavorable movement in foreign currency exchange rates would have decreased revenues by $7.1 million, decreased expenses by $7.5 million and increased operating income by $0.4 million. For the nine months ended December 31, 2015, we estimate that a 10% unfavorable movement in foreign currency exchange rates would have decreased revenue by $5.9 million, decreased expenses by $5.9 million and would have an immaterial impact on operating income. The estimates used assume that all currencies move in the same direction at the same time and the ratio of non-U.S. dollar denominated revenue and expenses to U.S. dollar denominated revenue and expenses does not change from current levels. Since a portion of our revenue is deferred revenue that is recorded at different foreign currency exchange rates, the impact to revenue of a change in foreign currency exchange rates is recognized over time, and the impact to expenses is more immediate, as expenses are recognized at the current foreign currency exchange rate in effect at the time the expense is incurred. All of the potential changes noted above are based on sensitivity analyses performed on our financial results as of March 31, 2015 and December 31, 2015.

Inflation Risk

Inflationary factors, such as increases in our operating expenses, may adversely affect our results of operations, as our customers typically purchase services from us on a subscription basis over a period of time. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, an increase in the rate of inflation in the future may have an adverse effect on our levels of operating expenses as a percentage of revenue if we are unable to increase the prices for our subscription-based services to keep pace with these increased expenses.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. Our investments primarily consist of money market funds. As of March 31, 2015 and December 31, 2015, we had cash and cash equivalents of $32.9 million and $106.0 million, respectively. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we believe only dramatic fluctuations in interest rates would have a material effect on our investments. We do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. As such we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

As of March 31, 2015 and December 31, 2015, we had an aggregate outstanding principal balance on our term loans of $12.4 million and $8.5 million, respectively, which have a fixed interest rate of 4.5%. Since these instruments bear interest at fixed rates, we have no financial statement risk associated with changes in interest rates. However, the fair value of these instruments fluctuates as interest rate changes.